Zentek Approved for Trading on the OTCQX Best Market

Common shares to trade in the U.S. under new ticker ZTEKF beginning September 2, 2026

Guelph, ON - September 1, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) today announces, further to its news releases dated August 28, 2026, and August 31, 2026, that its common shares have been approved for trading on the OTCQX Best Market, the highest tier of the OTC Markets, and will begin trading under the symbol "ZTEKF" at the open of trading on Wednesday, September 2, 2026. Trading of the Company's common shares on The Nasdaq Capital Market is expected to be suspended at the open of trading on the same date. The Company intends to request a hearing to appeal the Nasdaq delisting determination, which will not stay the suspension of trading.

The Company's common shares continue to trade on the TSX Venture Exchange under the symbol ZEN. The TSX Venture Exchange is the Company's primary listing and is unaffected. Shareholders are not required to take any action.

The transition of trading onto the OTCQX Best Market is not expected to result in material impacts to Zentek's business or operations.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). Forward-looking information includes statements that are not historical fact and is often, but not always, identified by words such as "expects", "anticipates", "intends", "plans", "will", "may" and similar expressions.

Forward-looking information in this news release includes, but is not limited to: the expected date on which the Company's common shares will cease to trade on the Nasdaq Capital Market and the date on which quotation of the common shares will commence on the OTCQX Best Market; the Company's intention to request a hearing before a Nasdaq Hearings Panel and the process and outcome of that request; the expectation that the transition of trading onto the OTCQX Best Market will not result in material impacts to the Company's business or operations; and the continued listing of the common shares on the TSX Venture Exchange.

Forward-looking information is based on assumptions management considers reasonable, including that the dates advised to the Company by Nasdaq will not change; that one or more market makers will quote the common shares in the United States; that the Company will continue to satisfy the requirements for continued listing on the TSX Venture Exchange; and that the Company will remain current in its reporting obligations in Canada and the United States.

Forward-looking information involves known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied. These include, but are not limited to: the Company may not satisfy the ongoing requirements for continued trading on the OTCQX Best Market; the Nasdaq Hearings Panel may deny the Company's request or impose conditions the Company is unable to satisfy, and there is no assurance that the common shares will be relisted or that the Company will regain compliance with any Nasdaq listing requirement; trading in the common shares over the counter in the United States may be less liquid than trading on a national securities exchange; and the risk factors described in the Company's continuous disclosure filings available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.